July 19, 2013

TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

VIA EDGAR TRANSMISSION
U. S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549
Attention: Rufus Decker, Accounting Branch Chief

RE:     TAL International Group, Inc.
Form 10-K for the Year ended December 31, 2012
Definitive Proxy Statement on Schedule 14A Filed March 22, 2013
File No. 1-32638

Dear Mr. Decker:

On behalf of TAL International Group, Inc. (the “Company”, “we”, “us”, or “our”), I am writing in response to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated July 8, 2013 (the “Comment Letter”) regarding the Company's Form 10-K for the Year ended December 31, 2012 (the “Form 10-K”) and Definitive Proxy Statement on Schedule 14A Filed March 22, 2013 (the “Proxy” and, together with the Form 10-K, the “Reviewed Filings”).

To facilitate your examination of the Reviewed Filings, the Staff's comments are set forth below in italics, numbered to correspond to the comment numbers used in the Comment Letter and followed by the Company's responses thereto. Unless otherwise indicated, references in the Company's responses to page numbers refer to page numbers in the applicable Reviewed Filing.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 22, 2013

Compensation Discussion and Analysis, page 14

Annual Incentive Compensation, page 16

1.
SEC Comment: We note your response to comment five of our letter dated June 3, 2013. Please disclose the adjusted earnings per share target, and discuss how actual results compared to the target. To the extent that you believe disclosure of the AEPS figure would result in competitive harm such that disclosure is not required under Instruction 4 to Item 402(b) of Regulation S-K, please tell us this, and discuss in future filings how difficult or how likely achievement of the undisclosed targets will be.

Response:

As requested, the Company has updated its response by adding a sentence at the end of the below paragraph to disclose the adjusted earnings per share target and discuss how actual results compared to the target.

Each year the Board of Directors, with input from the Company's senior management, sets the operating and financial plan for the Company, which includes the plan level for Adjusted Earnings per Share (“AEPS”). The Compensation Committee uses this financial plan to establish the target level of AEPS for the AEPS component of annual incentive compensation. The Compensation Committee also establishes a payout matrix that determines how the actual level of

U.S. Securities and Exchange Commission
July 19, 2013

the AEPS component will vary based on different levels of achieved AEPS. For 2012, it was determined that executives would receive 100% of the AEPS component of their annual incentive compensation if actual AEPS equaled the Plan level, and that actual payouts for the AEPS component would range from 0% of target if actual AEPS was less than 70% of Plan AEPS to 200% of target if actual AEPS was more than 120% of Plan AEPS. For 2012, target AEPS was $3.43 and actual AEPS was $3.92 resulting in a payout of 160% of the Incentive Compensation Target for the AEPS component of annual incentive compensation.

In responding to the Staff's comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

We hope that the Company's response adequately addresses the Staff's comments. If you have questions on this letter or need further assistance, please do not hesitate to call me at (914) 697-2877.

Very truly yours,

	By:	/s/ John Burns

Name: John Burns Title: Senior Vice President and Chief Financial Officer

cc:	Brian Sondey, TAL International Group, Inc.